                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE TO-C
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            WESTFIELD AMERICA, INC.
                                ---------------

                       (Name of Subject Company (Issuer))

             WESTFIELD AMERICA MANAGEMENT LIMITED, IN ITS CAPACITY
          AS RESPONSIBLE ENTITY AND TRUSTEE OF WESTFIELD AMERICA TRUST
                             ---------------------

                      (Names of Filing Persons (Offerors))

                                 COMMON STOCK,
                            PAR VALUE $.01 PER SHARE
                            ------------------------

                         (Title of Class of Securities)

                                   959910100
                            ------------------------

                     (Cusip Number of Class of Securities)

                      CRAIG A. VAN DER LAAN de Vries, Esq.
                            WESTFIELD AMERICA TRUST
                           LEVEL 24, WESTFIELD TOWERS
                              100 WILLIAMS STREET
                                SYDNEY NSW 2011
                                   AUSTRALIA
                          TELEPHONE: 011-612-9358-7000
                            ------------------------

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO:
                             MORRIS J. KRAMER, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                               NEW YORK, NY 10036
                            TELEPHONE: 212-735-3000

    /X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/      third-party tender offer subject to Rule 14d-1.

    / /      issuer tender offer subject to Rule 13e-4.

    /X/      going-private transaction subject to Rule 13e-3.

    / /      amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                             WESTFIELD AMERICA TRUST
                                ARSN 092 058 449


                          NOTICE OF MEETING OF MEMBERS


                                  TO BE HELD AT
                            THE RENOIR ROOM, LEVEL 2,
                            LE MERIDIEN SYDNEY HOTEL,
                            11 JAMISON STREET, SYDNEY

                            ON TUESDAY, 27 MARCH 2001
                              COMMENCING AT 2:30 PM

                           AND EXPLANATORY MEMORANDUM



       PROPOSAL TO AUTHORISE CAPITAL RAISINGS TO ACQUIRE COMMON SHARES IN
                            WESTFIELD AMERICA, INC.

                                       AND

                  PROPOSAL TO RATIFY AN ISSUE OF ORDINARY UNITS








                            A PROXY FORM IS INCLUDED



THIS DOCUMENT IS IMPORTANT          YOU SHOULD READ THIS DOCUMENT CAREFULLY.
                                    IF YOU DO NOT UNDERSTAND IT OR ARE IN DOUBT
                                    ABOUT ANY ACTION YOU SHOULD TAKE, YOU SHOULD
                                    CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL
                                    ADVISERS.

                             WESTFIELD AMERICA TRUST

                          NOTICE OF MEETING OF MEMBERS

Notice is given that a Meeting of the Members of Westfield America Trust ("TRUST") will be held at The Renoir Room, Level 2, Le Meridien Sydney Hotel, 11 Jamison Street, Sydney on Tuesday, 27 March 2001 commencing at 2:30 pm.

Additional information concerning the following resolutions is contained in the Explanatory Memorandum which accompanies and forms part of this Notice.

The business of the Meeting is to consider and, if thought fit, pass the following special resolutions by the Required Majority:

1. AUTHORISATION OF CAPITAL RAISINGS TO ACQUIRE COMMON SHARES IN WESTFIELD AMERICA, INC.

         THAT, for the purposes of Australian Stock Exchange Listing Rule 7.1, the Westfield America Trust Constitution and the Corporations Law, and on the basis outlined in the Explanatory Memorandum accompanying the Notice of Meeting, Members authorise and approve:

         (a) the issue of 310,500,000 fully paid ordinary units in the Trust at an issue price of $1.45 per unit to raise $450,225,000 and the making of amendments to the Trust's Constitution to facilitate the issue of these units on the basis set out in the deed of variation tabled at the Meeting and initialled by the Chairman for the purpose of identification ("DEED OF VARIATION NO. 9");

         (b) the issue of 1,000,000 redeemable converting preference units in the Trust at an application price of $100.00 per unit to raise $100,000,000, and the making of amendments to the Trust's Constitution to facilitate the issue of these units on the basis set out in Deed of Variation No. 9; and

         (c) the underwriting of the Trust's distribution reinvestment plan pursuant to an underwriting agreement and the issue of new ordinary units in the Trust pursuant to that agreement to fund, among other things, the redemption of the redeemable converting preference units described in (b), and the making of amendments to the Trust's Constitution relating to the Trust's distribution reinvestment plan on the basis set out in Deed of Variation No. 9.

2.       RATIFICATION OF ISSUE OF NEW ORDINARY UNITS

         THAT, for the purposes of Australian Stock Exchange Listing Rules 7.1 and 7.4, the Westfield America Trust Constitution and the Corporations Law, Members ratify the issue on 31 August 2000 of 99,400,000 new ordinary units in the Trust at an issue price of $1.52 per unit that raised $151,088,000, details of which are outlined in the Explanatory Memorandum accompanying the Notice of Meeting.

RECOMMENDATION

The Directors of Westfield America Management Limited, being the responsible entity of the Trust ("RESPONSIBLE ENTITY"), unanimously recommend that Members vote in favour of the resolutions outlined in this Notice.

VOTING EXCLUSION STATEMENTS

The Responsible Entity will disregard any vote cast:

(a) on RESOLUTION 1, by a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a Member, if the resolution is passed, and any associate of any such person; and

(b) on RESOLUTION 2, by a person who participated in the issue and any associate of any such person.

However, the Responsible Entity need not disregard a vote cast on either of the resolutions if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

- it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

DEFINED TERMS

Terms defined in the Explanatory Memorandum accompanying the Notice of Meeting have the same meaning in this Notice of Meeting.

REQUIRED MAJORITY

RESOLUTIONS 1 AND 2 are special resolutions and each resolution will be passed if:

(a) voted on by Members who hold at least 25% by value of all the units in the Trust which are entitled to be voted on the resolution (in person or by proxy); and

(b) at least 75% by value of the units voted (in person or by proxy) are voted in favour of the resolution.

BY ORDER OF THE BOARD OF DIRECTORS OF
WESTFIELD AMERICA MANAGEMENT LIMITED



CRAIG VAN DER LAAN DE VRIES
COMPANY SECRETARY
SYDNEY, 2 MARCH 2001

EXPLANATORY MEMORANDUM

EXECUTIVE SUMMARY

RESOLUTION 1 - AUTHORISATION OF CAPITAL RAISINGS TO ACQUIRE COMMON SHARES IN WESTFIELD AMERICA, INC.

The sole investment of Westfield America Trust ("TRUST") is a 56.9% economic interest in Westfield America, Inc. ("WEA"). WEA is currently listed on the New York Stock Exchange ("NYSE").

For some time, Westfield America Management Limited, the responsible entity of the Trust ("RESPONSIBLE ENTITY"), has been conscious that the stock market conditions for real estate investment trusts in the United States were inhibiting the ability of WEA to raise capital, whether through the open market or via the subscription by the Trust for new equity in WEA. The Responsible Entity was concerned that this situation had the potential to restrict the ability of WEA, and therefore the Trust (as a vehicle originally established for the sole purpose of investing in WEA), to take advantage of new investment opportunities. In addition, the existing structure with the Trust being listed on the Australian Stock Exchange ("ASX") and WEA being listed on the NYSE had proved to be inefficient and added undue complexity to the assessments of value placed on WEA's assets by the US and Australian markets.

On 15 February 2001, the Responsible Entity announced that it had signed an agreement with WEA under which the Trust will offer to purchase all the outstanding common shares of WEA (other than common shares owned by two subsidiaries of Westfield Holdings Limited ("WHL CONTINUING SHAREHOLDERS")), for US$16.25 cash per common share ("ACQUISITION"). This represents a transaction value of around $510 million. The offer price represents a 12.5 percent premium over the closing price of WEA on the NYSE on 14 February 2001 and a 17.0 percent premium over its average closing price for the preceding three months.

Following completion of the offer, the Responsible Entity intends to proceed with a merger between a subsidiary of the Trust and WEA ("MERGER"). On completion of the Merger, the Trust will come to own all the common shares in WEA (other than those owned by the WHL Continuing Shareholders and a small number held by external shareholders). In addition, the WHL Continuing Shareholders and Security Capital Preferred Growth Incorporated ("SCPG"), an institutional investor based in the United States, will continue to hold preference shares in WEA on modified terms. WEA will then cease to be listed on NYSE.

The Responsible Entity believes that this will simplify the structure of its investment into the United States, eliminating the disparity between the value placed on WEA's assets by the US and Australian markets and facilitating the alignment of the payout ratios between WEA and the Trust.

In addition, as a result of the capital raisings by the Trust associated with the Acquisition (details of which are set out below), the Trust will increase its market capitalisation to more than $2 billion. This is expected to increase the Trust's S&P / ASX 200 Property Index weighting and market liquidity, thereby further improving its ability to fund future acquisitions.

Subject to Member approval at this Meeting, the Trust will finance the Acquisition through the following underwritten issues of units:

(a) the issue of 310,500,000 fully paid ordinary units in the Trust at an issue price of $1.45 per unit to raise $450,225,000; and

(b) the issue of 1,000,000 redeemable converting preference units in the Trust at an application price of $100.00 per unit ("RCP UNITS") to raise $100,000,000.

The Responsible Entity has also entered into an underwriting agreement with respect to the Trust's distribution reinvestment plan ("DRP") for distributions up to and including the distribution period ending 31 December 2002. The total amount underwritten is limited to $240 million. Amounts raised pursuant to the underwriting agreement will be used, among other things, to redeem the RCP Units. The issue of units pursuant to this underwriting agreement is subject to Member approval.

Resolution 1 in the Notice of Meeting seeks approval from the Members of the Trust for the issues of units referred to above. The Acquisition is not conditional on that approval being obtained.

A number of additional matters are proposed which will come into effect on completion of the Merger. Member approval for these matters will be sought at a meeting to be called at a later date. The proposed issues of units and the Acquisition are not conditional on the approval of these additional matters, a brief summary of which is set out at 1.31 below.


RESOLUTION 2 - RATIFICATION OF ISSUE OF NEW ORDINARY UNITS

On 31 August 2000, the Responsible Entity issued 99,400,000 ordinary units in the Trust in order to fund the acquisition of 1,210,000 cumulative redeemable preference shares in WEA from Stichting Pensioenfonds ABP ("ABP") and the cancellation of Series A and Series B special options in the Trust that were issued to ABP in 1996 and 1997.

Resolution 2 in the Notice of Meeting seeks ratification from the Members of the Trust for the issue of these units.



FURTHER DETAILS CONCERNING RESOLUTIONS 1 AND 2 ARE SET OUT IN THE FOLLOWING
                                     PAGES.

1. RESOLUTION 1 - AUTHORISATION OF CAPITAL RAISINGS TO ACQUIRE COMMON SHARES IN WESTFIELD AMERICA, INC.

BACKGROUND

1.1 As outlined above, the Acquisition will commence with an offer by the Trust ("TENDER OFFER") to acquire all the WEA common shares, other than those held by the WHL Continuing Shareholders, for US$16.25 per share.

1.2 Following completion of the Tender Offer, a meeting of the common shareholders of WEA will be called to seek approval for the implementation of a merger between WEA and a new US subsidiary of the Trust ("MALL ACQUISITION CORP."). Approval of the Merger will require at least two thirds of the WEA common shareholders entitled to vote at that meeting to vote in favour of the Merger. Both the Trust and the Westfield Holdings Limited Group ("WHL GROUP") will be eligible to vote on the resolution to approve the Merger. The Trust and the WHL Continuing Shareholders currently hold around 77.5% of the issued and outstanding WEA common shares.

1.3 If the Merger is approved, Mall Acquisition Corp. will merge with and into WEA, with the result that any remaining common shares which were not acquired by the Trust under the Tender Offer (other than those owned by the WHL Continuing Shareholders and a small number held by external shareholders) will effectively be acquired for cash consideration equal to the price offered in the Tender Offer (subject to the statutory right under US law of dissenting shareholders in WEA to obtain an appraisal of the fair value of their shares).

1.4        On completion of the Merger, WEA will cease to be listed on NYSE.

1.5 Subject to Member approval at this Meeting, the Trust will finance the Acquisition through the following arrangements:

           (a) The Trust will issue 310,500,000 fully paid ordinary units at an issue price of $1.45 per unit to raise $450,225,000 ("ORDINARY UNITS PLACEMENT"). This issue has been jointly underwritten by UBS Warburg Australia Limited ("UBSW") and Merrill Lynch International (Australia) Limited. Key terms of the Ordinary Units Placement are set out at 1.15 - 1.17 below.

           (b) The Trust will issue 1,000,000 redeemable converting preference units ("RCP UNITS") at an application price of $100.00 per unit to raise $100,000,000 ("RCP UNITS PLACEMENT"). This issue has been underwritten by UBSW. Key terms of the RCP Units Placement are set out at 1.18 - 1.26 below.

           The Responsible Entity has also entered into an underwriting agreement with UBSW in respect of the Trust's DRP ("DRP UNDERWRITING AGREEMENT"). Under the DRP Underwriting Agreement, UBSW has agreed, on certain terms, to underwrite the issue of ordinary units in the Trust of up to the full value of, and at the same time as the payment of, the distributions of the Trust's income for the six monthly periods ending 30 June 2001, 31 December 2001, 30 June 2002 and 31 December 2002. The amount underwritten in respect of each distribution is limited to the amount of that distribution which is not taken up under the Trust's DRP (excluding distributions to the WHL Group as Members of the Trust). The total amount underwritten by UBSW is limited to $240 million. Amounts raised pursuant to the DRP Underwriting Agreement will be used to redeem the RCP Units and, provided certain conditions are satisfied, to make other investments in accordance with the investment policy of the Trust.

           Key terms of the above underwriting agreements are set out at 1.27 -
           1.30 below.

1.6 Resolution 1 in the Notice of Meeting seeks approval from the Members of the Trust for the various issues of units in the Trust referred to in 1.5 above.

1.7 The Tender Offer is not conditional on Members passing the resolutions described in the Notice of Meeting. As such, in the absence of Member approval, the Responsible Entity will continue to be liable to fund the Tender Offer.

MEMBER APPROVALS REQUIRED

1.8 Approval for the Ordinary Units Placement, the RCP Units Placement and the issue of ordinary units pursuant to the DRP Underwriting Agreement is sought from Members for the purpose of ASX Listing Rule
           7.1 and in order to comply with the Corporations Law ("LAW") (as modified by Australian Securities & Investments Commission ("ASIC") Class Order 98/52 - the "CLASS ORDER").

1.9 ASX Listing Rule 7.1 in effect prevents the Responsible Entity from issuing more than a certain number of new "equity securities" in the Trust without seeking Member approval. In essence, that number is equal to 15% of the number of ordinary units on issue in the Trust, calculated on a rolling 12 month period.

1.10 "Equity securities" for these purposes includes the Ordinary Units Placement, the RCP Units Placement and the issue of ordinary units pursuant to the DRP Underwriting Agreement.

1.11 The Constitution of the Trust sets out the method of calculating the price at which new ordinary units in the Trust are to be issued. In particular, the Constitution permits units to be issued at a price determined by the Responsibility Entity in accordance with the Class Order.

1.12 Relevantly, the Class Order requires Member approval for the issue of new ordinary units in the Trust if:

           (a) immediately after the issue, the new ordinary units issued would comprise more than 10% of all the ordinary units on issue in the Trust, calculated on a rolling 12 month period; or

           (b) the issue price for the new units is less than 90% of the current market price at the time of issue.

1.13       If Resolution 1 is passed, it is expected that:

           (a) units to be allotted and issued pursuant to the Ordinary Units Placement will be allotted and issued on or around 30 March 2001 (and in any event no later than 3 months after the date Resolution 1 is passed);

           (b) RCP Units to be allotted and issued pursuant to the RCP Units Placement will be allotted and issued prior to 30 April 2001 (and in any event no later than 5 business days after notice is given by the Responsible Entity to UBSW); and

           (c) the allotment and issue of ordinary units pursuant to the DRP Underwriting Agreement will occur progressively at the same time as issues of ordinary units are made under the DRP with respect to the distributions for the six monthly periods ending 30 June 2001, 31 December 2001, 30 June 2002 and 31 December 2002. The allotments and issues may therefore occur on or about the last business day in August 2001, February 2002, August 2002 and February 2003.

1.14       The issue price for:

           (a) each ordinary unit issued pursuant to the Ordinary Unit Placement will be $1.45;

           (b) each RCP Unit issued pursuant to the RCP Unit Placement will be $100.00; and

           (c) each ordinary unit issued pursuant to the DRP Underwriting Agreement will be equal to the price at which units are issued under the Trust's DRP with respect to the distributions for the six monthly periods ending 30 June 2001, 31 December 2001, 30 June 2002 and 31 December 2002.

KEY TERMS OF ORDINARY UNITS

1.15 The terms of the new ordinary units to be issued pursuant to the Ordinary Units Placement and the DRP Underwriting Agreement will be the same as existing ordinary units, subject only to the date from which they will rank for distribution.

1.16 The new ordinary units to be issued pursuant to the Ordinary Units Placement will rank for distribution from 1 April 2001. Accordingly, each new ordinary unit will, with respect to the distribution period ending 30 June 2001, participate as to 91/181 of the distribution entitlement of an ordinary unit which has been on issue for the whole of that period. In all other respects, the new ordinary units will rank equally with all other ordinary units on issue.

1.17 The new ordinary units issued pursuant to the DRP Underwriting Agreement will rank for distribution from the first day of the month following the allotment date and in all other respects will rank equally with all other ordinary units on issue.

KEY TERMS OF THE RCP UNITS

1.18       A summary of the key terms of the RCP Units is set out below:

           (a) each RCP Unit confers on the Member the following special rights and privileges and is subject to the following special restrictions:

                     (i) the right to receive distributions in priority to all other classes of units;

                     (ii) the right on a winding up of the Trust, in priority to all other classes of units, to receive pro rata out of any amounts available for distribution to Members, the following amounts:

                                (A)       any unpaid distributions owing in
                                          respect of an RCP Unit; and

                                (B)       the aggregate amount of the
                                          application price of the RCP Units;

                     (iii) any other rights and restrictions relating to units contained in the Constitution except that Members holding RCP Units:

                                (A)       are not entitled to any further
                                          participation in the income of the
                                          Trust, other than as specified in the
                                          terms of the RCP Units; and

                                (B) are not entitled to redeem their RCP Units, although the Responsible Entity may redeem them at any time;

           (b) distributions on each RCP Unit will be a fixed Australian Dollar distribution rate ("DISTRIBUTION RATE");

           (c) the Distribution Rate will be set at the date of issue of the RCP Units and is the greater of (a) 9% and (b) a margin of 3.25% per annum over the 2 year Australian dollar swap rate on the business day immediately preceding the date of issue of the RCP Units. At 26 February 2001 the 2 year Australian dollar swap rate was [5.25%] per annum. On this basis, the Distribution Rate would be [9%] per annum;

         (d) distributions on the RCP Units accrue semi-annually on an actual / 365 day basis. Distributions will be payable on the last business day of February and August each year. The first distribution will be payable on 31 August 2001 in respect of the period from their date of issue to 31 August 2001;

         (e) the conversion date for RCP Units is 28 February 2003 ("CONVERSION DATE"), unless accelerated by an early trigger event. Trigger events include the Trust failing to pay a distribution within 20 business days of the date for payment, a winding up or external administration event occurring in relation to the Trust or the Responsible Entity, a takeover bid being made for the Trust (other than a bid by the WHL Group) resulting in the bidder becoming entitled to 50% of the ordinary units on issue or the Responsible Entity recommending the bid, ordinary units being suspended from trading on the ASX for more than 20 consecutive business days or the Responsible Entity announcing to the ASX its intention to sell all, or substantially all, of its business undertakings or assets;

         (f) on the Conversion Date, RCP Units convert into fully paid ordinary units (if not redeemed earlier) at a discount of 2% to the average of the daily weighted average price of ordinary units in the Trust over the 10 business days before the Conversion Date;

         (g) RCP Units may be redeemed at their application price, plus any accrued but unpaid distributions, at any time at the option of the Responsible Entity. The Responsible Entity is not obliged to redeem RCP Units;

         (h)      the Responsible Entity must however ensure that:

                  (i) if there are any RCP Units on issue on 30 August 2002, then an amount being the lesser of:

                  (A) an amount equal to the aggregate of all cash distributions withheld (if any) in respect of the six monthly period ending 30 June 2002 on behalf of participants subscribing for units under the DRP but not including any amounts withheld on behalf of WHL Group ("NATURAL DRP AMOUNT"); and

                  (B)      $50 million;

                  must be applied to fund the redemption of RCP Units, and the Responsible Entity will redeem sufficient RCP Units pro rata for this purpose, within 5 business days after 30 August 2002; and

         (ii) if any RCP Units remain on issue after 31 December 2002, an amount being the lesser of:

                  (A)      an amount (if any) being the sum of:

                           (I) the Natural DRP Amount in respect of the six monthly period ending 31 December 2002; and

                           (II) amounts raised from units issued (if any), pursuant to the DRP Underwriting Agreement in respect of the six monthly period ended 31 December 2002; and

                  (B) the amount payable on redemption of a RCP Unit multiplied by the number of RCP Units on issue at the time of the redemption, must be applied to fund the redemption of RCP Units, and the Responsible Entity will redeem sufficient RCP Units on issue pro rata for this purpose on or before 3:00pm on 28 February 2003; and

         (i)      the RCP Units will not be listed on any stock exchange.

1.19 The Voting Exclusion Statement required by the ASX Listing Rules is contained in the Notice of Meeting.

1.20 The Constitution of the Trust does not include specific provisions relating to the RCP Units. It is proposed to amend the Constitution to insert the terms of the RCP Units (as summarised above at paragraph 1.18) and to make various consequential amendments to facilitate the issue of RCP Units.

1.21 It is also proposed to amend the terms of the DRP relating to the calculation of the price of ordinary units to be issued under the DRP. At present, the issue price for ordinary units issued under the DRP is the average of the closing prices for ordinary units traded on ASX on the five business days after the date on which the trading of ordinary units becomes ex entitlement to the relevant distribution (subject to distribution adjustments, a discount determined by the Responsible Entity - currently set at 2% - and rounding).

1.22 Under the proposed amendment to the terms of the DRP, the issue price for ordinary units issued under the DRP will be the volume weighted average of the prices for ordinary units traded on ASX on the five business days prior to the day which is two business days before the payment date for the relevant distribution (subject to distribution adjustments, a discount determined by the Responsible Entity - which will be not less than 2% - and rounding).

1.23 The amendment to the terms of the DRP is proposed for the following reasons:

         (a) ordinary units are issued under the DRP up to two months after the end of an Accrual Period (usually in February or August), whereas the current pricing period commences immediately after the ordinary units commence trading on an ex distribution basis - usually in February or August;

         (b) in order to ensure that the issue price for units under the DRP reflects as closely as possible the market price at the time the distribution is paid, the revised pricing period will occur much closer to the distribution payment date, and will be calculated by reference to the average of all sales over a period, rather than simply the closing prices on five specified days, reducing the potential for distortion.

1.24 An amendment to the Constitution of the Trust is also proposed to permit the issue of ordinary units to an underwriter of the DRP or its nominee at the same price as ordinary units are issued under the DRP. This amendment is proposed so that the Responsible Entity is not required to count those ordinary units for the purpose of determining whether the limits referred to in the Class Order (and ASX Listing Rule 7.1) would be exceeded in the relevant 12 month period.

1.25 It is also proposed to make several minor amendments to the Constitution that are consequential to changes to the Law and the ASX Listing Rules.

1.26 Member approval is sought for these amendments. The amendments to the Constitution will be in the form of the deed of variation tabled at the Meeting and initialled by the Chairman of the Meeting for the purpose of identification.

KEY TERMS OF UNDERWRITING AGREEMENTS

1.27 Under each underwriting agreement, the underwriter is responsible for determining the allocation of ordinary units and RCP Units. Ordinary units and RCP Units will only be issued and allotted to persons who fall within the sophisticated or professional investor categories under section 708 of the Law.

1.28 The underwriters may, in certain specified circumstances, terminate their obligations under the underwriting agreements. In particular, the underwriters may terminate the agreements if Members do not approve the various placements.

1.29 Significant additional key termination events under the underwriting agreement for the Ordinary Units Placement are as follows:

         (a) if the Responsible Entity contravenes any provisions of the Law or requirements of ASX or ASIC;

         (b) if the ASX suspends trading in units in the Trust, removes the Trust from the Official List of the ASX or states that it will not list the new units; or

         (c) if a representation or warranty made or given by the Responsible Entity under the underwriting agreement proves to have been untrue or incorrect in a material respect or the Responsible Entity fails to perform or observe any of its material obligations under the underwriting agreement;

         provided that an underwriter may only terminate its obligations in any of the above circumstances if it determines reasonably and in good faith that the circumstances or combination thereof:

         (d) have, or could reasonably be expected to have, a material adverse effect on:

                  (i)      the outcome of the proposed issue; and

                  (ii) the price at which ordinary units in the Trust are sold on the ASX; or

         (e) could reasonably be expected to give rise to a material liability of the underwriters under the Law.

1.30 Significant additional key termination events under the DRP Underwriting Agreement and the underwriting agreement for the RCP Units are as follows:

         (a) if the Responsible Entity has not received or obtained all necessary or relevant regulatory, government or other applicable consents in relation to the issue of the RCP Units and ordinary units to be issued under the DRP;

         (b) if the ASX removes the Trust from the Official List of the ASX or suspends trading in the ordinary units in the Trust or, in the case of the ordinary units to be issued pursuant to the DRP Underwriting Agreement, states that it will not permit or maintain official quotation of the units;

         (c) if the Responsible Entity materially defaults under any provision of the underwriting agreements provided that, in the case of a default that is capable of being remedied, the default is not remedied within specified times;

         (d) if the Responsible Entity contravenes any provisions of applicable laws or regulations;

         (e) ASIC commences proceedings against the Responsible Entity or any executive director of the Responsible Entity in connection with the business or affairs of the Trust;

         (f) ASIC gives formal notice of an intention to hold a hearing or investigation into or in relation to the Responsible Entity or any executive director of the Responsible

                  Entity in connection with the business or affairs of the Responsible Entity or the Trust;

         (g) the Responsible Entity or any executive director of the Responsible Entity is prosecuted for a criminal offence in connection with the business or affairs of the Trust;

         (h) the Responsible Entity seeks to retire or is removed as the responsible entity of the Trust, or ASIC or another person makes an application for the appointment of a temporary responsible entity of the Trust under Part 5C.2 of the Law.

         The underwriter may however only terminate its obligations in the circumstances set out in paragraphs (e) - (h) above if the underwriter determines in its opinion that the circumstances or combination of circumstances:

         (i) have, or could reasonably be expected to have, a material adverse effect on:

                  (i) the willingness of persons to subscribe for the RCP Units; or

                  (ii) in the case of the DRP Underwriting Agreement, the price at which the existing units are sold on the ASX; or

         (j) could reasonably be expected to give rise to a liability for the underwriter under the Law or any other applicable law.

ADDITIONAL MATTERS FOR FUTURE MEMBER APPROVAL

1.31 A number of additional matters are proposed which will come into effect on completion of the Acquisition and Merger. Member approval for these matters will be sought at a meeting to be called at a later date. The proposed capital raisings, underwriting arrangements and the Acquisition and Merger are not conditional on the approval of these additional matters, a brief summary of which is set out below:

         (a) Existing preference shares in WEA held by SCPG will be exchanged for an identical number of new preference shares in WEA with slightly different terms, and the terms of preference shares in WEA held by a WHL Continuing Shareholder will also be modified ("NEW PREFERENCE SHARES").

         (b) Certain of the preference shares in WEA currently held by the Trust will be subordinated to the New Preference Shares while the balance of the Trust's preference shares will be converted into WEA common shares or modified to have terms equal to WEA common shares.

         (c) SCPG will receive options to subscribe for ordinary units in the Trust. These options will enable SCPG to exchange its New Preference Shares in WEA (or common shares in WEA into which they have been converted) for ordinary units in the Trust at any time after September 2003, enabling it to liquefy its investment. The WHL Continuing Shareholders will receive options on a similar basis.

         (d) Valley Fair University Towne Member LLC ("VFUT") currently has rights to exchange interests it holds in a joint venture with WEA or centres held by the joint venture, for common shares in WEA. Subject to Member approval, VFUT will receive options which will enable it to exchange its common shares, at the option of the Responsible Entity, for cash or ordinary units in the Trust.

         (e) Existing non-compete arrangements between the WHL Group and WEA will be modified so that, for so long as Westfield Holdings Limited or any of its subsidiaries is the advisor to WEA or the manager of its shopping centres, the WHL Group may not acquire, directly or indirectly any ownership interest in shopping centres or power centres in the United States ("COMPETITIVE BUSINESS"), or any entity which has an ownership interest in a Competitive Business, except in a number of limited situations, the most significant of which are set out below:

                  (i) the WHL Group will be permitted to acquire up to a 5% interest in an entity which has an ownership interest in a Competitive Business, provided that the entity is not controlled by the WHL Group and employees of the WHL Group do not serve as an executive officer, director, manager or advisor to that entity;

                  (ii) the WHL Group will be permitted to acquire an interest in an entity which is partially engaged in the Competitive Business, provided that the activities relating to the Competitive Business do not exceed 5% of the revenues or net equity of that entity or the entity disposes of the Competitive Business within one year of the acquisition by the WHL Group; and

                  (iii) the WHL Group will be permitted to acquire any interest in airport projects or the retail portions thereof.

                  If an opportunity to acquire a Competitive Business arises which would be subject to these restrictions, the WHL Group will be obliged to present the opportunity to the Board of Directors of WEA. If for any reason a majority of the independent directors of the Board of Directors of WEA elects not to pursue that opportunity, the WHL Group will be permitted to attempt to acquire the Competitive Business.

                  However, the WHL Group will not be permitted, under any circumstances to own a regional shopping centre which directly competes with any regional shopping centre then owned by WEA and which is in that shopping centre's primary market area, unless the competing centre is part of a portfolio of properties acquired by the WHL Group.

         (f) In 1998, a stock subscription agreement was entered into between the Trust and WEA ("STOCK SUBSCRIPTION AGREEMENT"), under which the Responsible Entity is obliged to subscribe for $155 million of additional common shares in WEA in each of June 2001, 2002 and 2003. Under the Stock Subscription Agreement, the issue price for the new common shares to be acquired by the Trust on those occasions will be based on the market price for WEA common shares as traded on the NYSE. Since, following completion of the Merger, WEA will cease to be listed on NYSE, it is proposed to vary the method of calculating the issue price for the new common shares to the effect that each future issue of common shares in WEA under the terms of the Stock Subscription Agreement will be made in the ratio of one WEA common share issued per 20.16 ordinary fully paid units in the Trust issued to fund the additional investment.

         (g) On an ongoing basis, further investments by the Trust in WEA will be made at a ratio of one WEA common share issued per
                  20.16 ordinary fully paid units in the Trust issued to fund the further investment.

         As noted above, these matters will require separate approvals from Members of the Trust. A notice for the meeting at which these matters will be considered will be issued in the near future.

2.         RESOLUTION 2 - RATIFICATION OF ISSUE OF NEW ORDINARY UNITS

2.1 Resolution 2 seeks Member approval to ratify for the purpose of ASX Listing Rules 7.1 and 7.4, the Constitution and the Law (as modified by the Class Order) the issue of 99,400,000 new ordinary units in the Trust on 31 August 2000 that raised $151,088,000.

2.2 The issue of new ordinary units on 31 August 2000 was within the limits permitted under ASX Listing Rule 7.1, the Law and the Constitution.

2.3 ASX Listing Rule 7.1 prevents the Responsible Entity from issuing more than a certain number of "equity securities" in the Trust without seeking Member approval. In essence, that number is equal to 15% of the number of "ordinary securities" on issue in the Trust, calculated on a rolling 12 month period.

2.4 The Law (as modified by the Class Order) also places restrictions on the number of units to be issued by the Responsible Entity at a price which it determines where that price is at a discount to the current market price of ordinary units. Under these restrictions, no more than 10% of the number of units on issue in the Trust may be issued on this basis calculated on a rolling 12 month period and the amount by which the market price is discounted may not exceed 10%.

2.5 If Members ratify the issue of new ordinary units referred to at paragraph 2.1, the Responsible Entity is not required to count those ordinary units for the purpose of determining whether the limits referred to in ASX Listing Rule 7.1 and the Class Order would be exceeded in the relevant 12 month period.

2.6 Details of the issue of the new ordinary units as required by the ASX Listing Rules are set out below:

           (a)    USE OF THE FUNDS RAISED BY THE ISSUE OF THE NEW UNITS

                     The purpose of the issue on 31 August 2000 was to fund the acquisition of 1,210,000 cumulative redeemable preference shares in WEA from ABP and the cancellation of Series A and Series B special options in the Trust that were issued to ABP in 1996 and 1997.

           (b)    TOTAL AMOUNT RAISED BY THE ISSUE

                     $151,088,000

           (c)    NUMBER OF NEW ORDINARY UNITS

                     99,400,000

           (d)    THE PRICE AT WHICH NEW ORDINARY UNITS WERE ISSUED

                     $1.52

           (e)    THE TERMS OF THE NEW ISSUE

                     The terms of the ordinary units issued on 31 August 2000 are the same as for other existing ordinary units, subject only to the date from which they ranked for distribution. In this regard, the new ordinary units ranked for distribution from 1 September 2000. Accordingly, each new unit, with respect to the distribution period ending 31 December 2000, participated as to 122/184 of the distribution entitled of an ordinary unit which had been on issue for the whole of that period. In all other respects the units rank equally with all other ordinary units on issue.

           (f)    BASIS ON WHICH ALLOTTEES WERE DETERMINED

                  The issue of ordinary units on 31 August 2000 was underwritten by UBSW. The underwriter determined the basis on which allocations were made. In determining the allottees, the underwriter was restricted to those persons who fell within the sophisticated or professional investor categories under section 708 of the Law.

           (g)    VOTING EXCLUSION STATEMENT

                  The voting exclusion statement required by the ASX Listing Rules is contained in the Notice of Meeting.

3.       FURTHER INFORMATION

3.1 Unless otherwise indicated to the contrary, all $ figures stated in this Explanatory Memorandum are A$ amounts.

3.2 Copies of the Trust's Constitution and the proposed Deed of Variation No. 9 referred to in the Notice of Meeting will be available by making an appointment with the Company Secretary during normal office hours at the registered office of the Responsible Entity at Level 24, Westfield Towers, 100 William Street, Sydney.

4.       US SECURITIES LAW STATEMENT

The Notice of Meeting, and Explanatory Memorandum and accompanying letter are neither an offer to purchase nor a solicitation of an offer to sell shares of Westfield America, Inc. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this Notice of Meeting, Explanatory Memorandum and accompanying letter when they become available, because they will contain important information. The tender offer statement will be filed by Westfield America Management Limited with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Westfield America, Inc. with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Westfield America Management Limited and Westfield America, Inc. at the SEC's web site at http://www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Westfield America Management Limited Investor Relations, Level 24 Westfield Towers, 100 William Street, Sydney NSW 2011 Australia, or call (02) 9358-7459 in Australia. The solicitation/recommendation statement and such other documents may be obtained for free by directing such requests to Westfield America, Inc. Investor Relations, 11601 Wilshire Boulevard, 12th Floor, Los Angeles, California 90025 United States, or call (800) 932-7855 in the United States.

The Notice of Meeting, Explanatory Memorandum and accompanying letter are not an offer of securities for sale in the United States, and securities may not be offered or sold in the United States absent registration or exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer that will contain detailed information about the company and management, as well as financial statements.

MEETING REGISTRATION FORM
FOR THE MEETING OF MEMBERS OF WESTFIELD AMERICA TRUST TO BE HELD ON TUESDAY, 27 MARCH 2001

                                    IF YOU PLAN TO ATTEND THE MEETING IN PERSON, please bring this Meeting Registration Form with you. It will speed your admission to the Meeting.

                                    IF YOU DO NOT PLAN TO ATTEND THE MEETING IN
                                    PERSON, you are encouraged to complete and return the Proxy Form below to appoint a person to attend the Meeting and vote on your behalf as your proxy.

                                    A PROXY HOLDER should also bring this
                                    Meeting Registration Form to speed their admission to the Meeting.

-------------------------------------------------------------------------------
PROXY FORM

FOR THE MEETING OF MEMBERS OF WESTFIELD AMERICA TRUST TO BE HELD ON TUESDAY, 27 MARCH 2001

------------------------------
                                    being the holder(s) of Units in Westfield
                                    America Trust, hereby appoint(s):
------------------------------


------------------------------
                                    OR       THE CHAIRMAN OF THE MEETING
                                             TICK THE BOX IF YOU WISH TO APPOINT
                                             THE CHAIRMAN OF THE MEETING AS YOUR
                                             PROXY.
------------------------------

as my/our proxy to vote for me/us and on my/our behalf at the Meeting of Members of Westfield America Trust to be held on Tuesday, 27 March 2001, and at any adjournment of that Meeting.

IF YOU WISH TO INSTRUCT YOUR PROXY TO VOTE IN A PARTICULAR WAY ON THE RESOLUTION, MARK THE APPROPRIATE BOX BELOW.

                                             FOR        AGAINST       ABSTAIN



RESOLUTION 1

AUTHORISATION OF CAPITAL RAISINGS TO ACQUIRE
COMMON SHARES IN WESTFIELD AMERICA, INC.

RESOLUTION 2

RATIFICATION OF ISSUE OF NEW ORDINARY UNITS
-------------------------------------------------------------------------------

PLEASE SIGN HERE

------------------------------------      ----------------------------------

------------------------------------      ----------------------------------
Individual or First Joint Member          Second Joint Member
 or Attorney

--------------------      -----------------------      ----------------------

--------------------      -----------------------      ----------------------
Director                  Director / Company           Sole Director &
                          Secretary                    Company Secretary

Date:

          PLEASE RETURN THE COMPLETED PROXY FORM IN THE ENCLOSED REPLY
             PAID ENVELOPE TO WESTFIELD AMERICA TRUST, COMPUTERSHARE
                          INVESTOR SERVICES PTY LIMITED
                 LEVEL 3, 60 CARRINGTON STREET, SYDNEY NSW 2000
                        OR BY FACSIMILE ON (02) 8234 5180

YOUR VOTE IS IMPORTANT



The Meeting of the Members of Westfield America Trust will be held at THE RENOIR ROOM, LEVEL 2, LE MERIDIEN SYDNEY HOTEL, 11 JAMISON STREET, SYDNEY, ON TUESDAY, 27 MARCH 2001, COMMENCING AT 2.30PM.

If you plan to attend the meeting in person, please bring the Meeting Registration Form which appears over the page. This will speed your admission to the Meeting.


------------------------------------------------------------------------------

INSTRUCTIONS AND INFORMATION

IF YOU DO NOT PLAN TO ATTEND THE MEETING IN PERSON, you are encouraged to complete and return the Proxy Form which appears over the page to appoint a person to attend the Meeting and vote on your behalf as your proxy.

THE PROXY HOLDER SHOULD ALSO BRING THE MEETING REGISTRATION FORM which appears over the page to speed admission to the Meeting.

1. A Member entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies.

2. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the Member's voting rights. If you wish to appoint a second proxy, please contact Computershare Investor Services Pty Limited on (02) 8234 5222 for the relevant form.

3.       A proxy need not be a Member.

4. A proxy has authority to vote on the Member's behalf as he or she thinks fit on any motion to adjourn the meeting or any other procedural motion, unless the Member gives a direction to the contrary.

5. You may, if you wish, split your voting direction by inserting in the appropriate box the number of units you wish to vote in that manner on that resolution.

6. A proxy form must be signed by the Member or the Member's attorney. Proxies given by corporations must be signed either under seal or under the hand of a duly authorised officer or attorney.

7. To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or an attested copy of it) must be lodged at the Registry at Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney NSW 2000, or by facsimile on (02) 8234 5180. Proxies must be received not later than 48 HOURS BEFORE THE TIME FOR HOLDING THE MEETING.

8. As an alternative to the appointment of a proxy, a Member which is a body corporate may authorise a person to act as its representative at the meeting. A person who is so authorised should bring to the meeting a certificate either under the seal of, or otherwise signed by an authorised officer of, the relevant Member stating that the person has been so authorised.

          PLEASE RETURN THE COMPLETED PROXY FORM IN THE ENCLOSED REPLY
             PAID ENVELOPE TO WESTFIELD AMERICA TRUST, COMPUTERSHARE
                          INVESTOR SERVICES PTY LIMITED
                 LEVEL 3, 60 CARRINGTON STREET, SYDNEY NSW 2000
                        OR BY FACSIMILE ON (02) 8234 5180


   IF YOU HAVE ANY QUESTIONS ABOUT THIS FORM, PLEASE CONTACT

   COMPUTERSHARE INVESTOR SERVICES PTY LIMITED ON (02) 8234 5222